

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

January 8, 2007

Mr. Michael L. McDonald
Senior Vice President and Chief Financial Officer
The Fairchild Corporation
1750 Tysons Boulevard, Suite 1400
McLean, VA 22102

> **Re:** **The Fairchild Corporation**
> **Form 8-K**
> **Filed January 5, 2007**
> **File No. 1-6560**

Dear Mr. McDonald:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.　　Please revise to disclose when you concluded that your financial statements should no longer be relied on. See Item 4.02(a)(1) of Form 8-K.

2.　　Please revise to disclose whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing. See Item 4.02(a)(3) of Form 8-K.

3.　　Please tell us why the restatement will not have a negative impact on your cash flows or financial condition. In this regard, it appears that you will have to writeoff approximately $5.6 million of deferred tax assets. Please revise as appropriate.

4.   Please confirm to us, if true, that the deferred tax assets related to the step-up in the tax basis of the assets and net operating losses were both recorded at June 30, 2006 and that the deferred tax asset related to net operating losses was more likely than not realizable prior to the change in tax status. Otherwise, please clarify your description of the facts underlying your conclusion to restate your financial statements.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen